SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 05, 2013

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 05, 2013 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, May 3, 2013

To

"Comisión Nacional de Valores"

Re. Relevant Information

Dear Sirs,

Please be advised that Gas Argentino S.A. ("GASA") has just reported that BG Inversiones Argentinas S.A. has informed that today it has transferred to YPF Inversora Energética S.A. ("YPFIESA") 46,010,284 ordinary registered shares, of $ 1 nominal value and entitled to one vote per Class A share, which represent 54.67% of the stock capital of GASA, owner of 70% of de MetroGAS S.A.'s shares.

Thus, YPF S.A. through YPFIESA shall consolidate 100% of GASA's stock capital and votes, and shall, in turn, indirectly have, through GASA, 70% of MetroGAS S.A.'s stock capital and votes.

Furthermore, MetroEnergía S.A. has reported that BG Argentina S.A. has transferred to YPF Inversora Energética S.A. 6,279 ordinary registered shares, of 1 peso nominal value and entitled to 1 vote per share, which represent 2.73 % of MetroEnergia S.A.'s stock capital.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations